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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68757

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

LAKE CHAMPLAIN BROKERAGE SERVICES LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

130 West 42nd Street – 15th Floor

| New York, | N Y | 10536 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McClean                                                      (516) – 680-6630

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

| 132 Nassau Street, Suite 1023 | New York | NY | 10038 |
|---|---|---|---|

X     Certified Public Accountant

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PB
3/14/15

# OATH OR AFFIRMATION

I, *Harjit Singh*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
*Lake Champlain Brokerage Services LLC, as of Dec. 31, 2014*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X *HARJIT Singh*
Signature

*President/ CEO*
Title

X *[signature]*
Notary Public

BARBARA N PEREZ
Notary Public - State of New York
NO. 01PE6232290
Qualified in New York County
My Commission Expires *12/04/2018*

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent Auditors' Report.
(x) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## FINANCIAL STATEMENTS

## DECEMBER 31, 2014

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## INDEX TO FINANCIAL STATEMENTS

## DECEMBER 31, 2014



# LERNER & SIPKIN

### CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Lake Champlain Brokerage Services LLC
130 West 42nd Street – 15th Fl
New York NY 10036

We have audited the accompanying statement of financial condition of Lake Champlain Brokerage Service LLC (the Company) as of December 31, 2014 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Champlain Brokerage Services LLC as of December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Lake Champlain Brokerage Services LLC financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2015

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2014

### ASSETS

| | |
|---|---|
| Cash | $ 10,215 |
| Total assets | $ 10,215 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accrued expenses | $ 3,000 |
| Total current liabilities | 3,000 |
| Member's equity | 7,215 |
| Total liabilities and member's equity | $ 10,215 |

See accountants' report and notes to financial statements.

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## STATEMENT OF OPERATIONS

## PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Revenues:
Interest income                                             $      681

Expenses:
Professional fees                                                 4,000
Membership fees                                                   2,473
Office expense                                                    2,250
Other                                                             1,214
    Total operating expenses                                  9,936

Net (loss)                                                 $ (9,256)

See accountants' report and notes to financial statements.

3

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

| | |
|---|---:|
| Balance, January 1, 2014 | $7,471 |
| Donations to capital | 9,000 |
| Net (loss) | (9,256) |
| Balance, December 31, 2014 | $7,215 |

See accountants' report and notes to financial statements.

4

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## STATEMENT OF CASH FLOWS

## PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

OPERATING ACTIVITIES:

| | |
|---|---:|
| Net (Loss) | (9,256) |
| Adjustments to reconcile Net Income to | |
| Net cash provided by operations: | |
| Decrease in Accrued Expenses | (3,750) |
| Net cash (used in) Operating Activities | (13,006) |

FINANCING ACTIVITIES:

| | |
|---|---:|
| Additional Paid in Capital | 9,000 |
| Net cash decrease for period | (4,006) |
| Cash at beginning of period | 14,221 |
| Cast at end of period | 10,215 |

Supplemental disclosures of cash flow information:
    Cash paid during the period for:

| | |
|---|---:|
| Taxes | $   - |
| Interest | $   - |

See accountants' report and notes to financial statements.

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2014

1. **Statement of Significant Accounting Policies:**

   **Organization:**

   Lake Champlain Brokerage Services, LLC (the "Company"), was organized under the laws of the State of Delaware and was authorized to do business in New York. The Company became a member of the Financial Industry Regulatory Authority, Inc. in 2011.

   **Concentration of Risk:**

   The company maintains a bank account with Wells Fargo. The balances at times may exceed federally insured limits. At December 31, 2014 the balance did not exceed such insured limits.

   **Subsequent Events:**

   Management has evaluated subsequent events through February 9, 2015, the date the financial statements were available to be issued.

   **Cash and Cash Equivalents:**

   Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

   **Use of Estimates:**

   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

   **Income Taxes:**

   No provision for federal and state income taxes has been made in these financial statements, as these taxes are the responsibility of the member under this form of organization.

2. **Net Capital Requirements:**

   Lake Champlain Brokerage Services, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 in the first year of operation. At December 31, 2014, Lake Champlain Brokerage Services, LLC (A Limited Liability Company) had net capital of $7,215 after adjustments for non-allowable assets,

SUPPLEMENTARY INFORMATION

# LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

## (A LIMITED LIABILITY COMPANY)

## COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

## DECEMBER 31, 2014

**Computation of net capital**

| | |
|---|---|
| Member's equity | $ 7,215 |
| Less: | |
| Non allowable assets | - |
| Net capital | $ 7,215 |

Computation of basic net capital requirement

| | |
|---|---|
| Minimum net capital requirements of 6-2/3% of aggregate indebtedness | $ 450 |
| Minimum net capital requirements of reporting broker-dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 2,215 |

**Computation of aggregate indebtedness**

| | |
|---|---|
| Total A.I. liabilities | $ 3,000 |
| Percentage of aggregate indebtedness to net capital | 41.55% |

## Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2014.

Lake Champlain Brokerage Services LLC (The LLC) asserts, to its best knowledge and belief, the following:

(1)     The LLC claims an exemption from § 240.15c3-3 under section k(2)(i)

(2)     The LLC met such exemption provisions in § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

Signature: *HARDIT Singh*



# LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Lake Champlain Brokerage Services LLC
130 West 42nd Street – 15th Fl
New York NY 10036

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lake Champlain Brokerage Services LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lake Champlain Brokerage Services LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions) and (2) Lake Champlain Brokerage Services LLC stated that Lake Champlain Brokerage Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lake Champlain Brokerage Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lake Champlain Brokerage Services LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner : Sipkin CPA LLP

Lerner & Sipkin, CPA's, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2015